Exhibit 99.1
FCA reports record results with Adjusted EBIT up 16% to €7.1 billion and margin at 6.4%, up 90 bps, Adjusted Net Profit up 50% to €3.8 billion, Net Profit up 93% to €3.5 billion. Net Industrial Debt nearly halved to €2.4 billion. 2018 Guidance confirms Business Plan key targets.

•	Worldwide combined shipments(1) of 4,740 thousand units, in line with prior year

•	Net revenues of €111 billion, in line with 2016 (up 1% at constant exchange rates, or CER)

•	Adjusted EBIT of €7.1 billion, up 16% (up 19% at CER); continued profitability in all segments with year-over-year improvement

•	Group margin of 6.4%, up 90 bps; improved margin in all segments

•	Adjusted net profit of €3.8 billion, up 50%; Net profit of €3.5 billion, up 93% including net charges of €0.1 billion for U.S. tax reform

•	Net industrial debt of €2.4 billion, improved by €2.2 billion

Three months ended December 31				FINANCIAL RESULTS	Years ended December 31
2017	2016	Change		(€ million, except as otherwise noted)	2017	2016	Change
1,247	1,233	14	+1%	Combined shipments(1) (thousands of units)	4,740	4,720	20	—%
1,156	1,155	1	—%	Consolidated shipments(1) (thousands of units)	4,423	4,482	(59)	(1)%
28,876	29,719	(843)	(3)%	Net revenues	110,934	111,018	(84)	—%
1,894	1,549	345	+22%	Adjusted EBIT(2)	7,054	6,056	998	+16%
804	409	395	+97%	Net profit	3,510	1,814	1,696	+93%
1,097	539	558	+104%	Adjusted net profit(2)	3,770	2,516	1,254	+50%
0.51	0.27	0.24		Diluted earnings per share (EPS) (€)	2.24	1.18	1.06
0.70	0.35	0.35		Adjusted diluted EPS(2) (€)	2.41	1.64	0.77

At December 31, 2017	At September 30, 2017	Change			At December 31, 2017	At December 31, 2016	Change
(2,390)	(4,405)	2,015		Net industrial debt(2)	(2,390)	(4,585)	2,195
(17,971)	(18,640)	669		Debt	(17,971)	(24,048)	6,077
20,377	19,547	830		Available liquidity	20,377	23,801	(3,424)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Improved product mix contributed to record results
•
NAFTA Adjusted EBIT margin up 50 bps to 7.9%, Maserati up 410 bps to 13.8%, Components up 70 bps to 5.3%
•
LATAM improved €146 million and EMEA up 36% to €735 million
•
Adjusted EBIT excludes net pre-tax gains of €576 million(2)

•
Adjusted net profit up 50%, reflecting continued strong operating performance
•
Net financial expenses of €1.5 billion, down €0.5 billion primarily as a result of year-over-year debt reduction
•
Includes Tax expense of €1.8 billion, up €0.3 billion
•
Adjusted net profit excludes net expenses of €260 million(2)

NET INDUSTRIAL DEBT	2018 GUIDANCE(3)

•
Improved by €2.2 billion from year end 2016
•
Cash flows from industrial operating activities at €1.6 billion, net of capital expenditures of €8.7 billion
•
Available liquidity remained strong at €20.4 billion
Net revenues ~ €125 billion Adjusted EBIT ≥ €8.7 billion Adjusted net profit ~ €5.0 billion Net industrial cash ~ €4.0 billion

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(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 6 for the reconciliation of Net profit to Adjusted EBIT and page 7 for the reconciliations of Net profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and Debt to Net industrial debt; (3) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain.

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Years ended December 31			Years ended December 31
2017	2016	(€ million)	2017	2016
66,094	69,094	NAFTA	5,227	5,133
8,004	6,197	LATAM	151	5
3,250	3,662	APAC	172	105
22,700	21,860	EMEA	735	540
4,058	3,479	Maserati	560	339
10,115	9,659	Components (Magneti Marelli, Comau, Teksid)	536	445
(3,287)	(2,933)	Other activities, unallocated items and eliminations	(327)	(511)
110,934	111,018	Total	7,054	6,056

NAFTA	Years ended December 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	2,401	2,587	(7)%	—
Net revenues (€ million)	66,094	69,094	(4)%	(3)%
Adjusted EBIT (€ million)	5,227	5,133	+2%	+4%
Adjusted EBIT margin	7.9%	7.4%	+50 bps	—

Continued margin improvement; all-new Jeep Wrangler production started in Q4
•
U.S. market share(4) at 11.7%, down 90 bps year-over-year due to planned fleet sales reductions, which represented 19% of total sales mix, down from 24%
•
Decrease in shipments mainly due to lower fleet volumes, primarily for Jeep and discontinued vehicles, partially offset by increased shipments for the Ram and Alfa Romeo brands, Jeep Grand Cherokee and the all-new Jeep Compass
•
Decrease in Net revenues mainly due to lower shipments and negative foreign exchange translation effects, partially offset by favorable vehicle and channel mix
•
Adjusted EBIT increase primarily due to favorable mix, purchasing efficiencies, lower warranty and advertising costs, partially offset by lower volumes, higher product costs for content enhancements, higher industrial costs due to capacity realignment plan and negative foreign exchange effects

______________________________________________________________________________________________________
(4) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

LATAM	Years ended December 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	521	456	+14%	—
Net revenues (€ million)	8,004	6,197	+29%	+24%
Adjusted EBIT (€ million)	151	5	n.m.(5)	n.m.(5)
Adjusted EBIT margin	1.9%	0.1%	+180 bps	—

Strong improvement in profitability from new products and improving market conditions in Brazil
•
Market share(6) down 90 bps in Brazil to 17.5%, up 60 bps in Argentina to 12.2%
•
Increase in shipments mainly due to the Fiat Mobi and all-new Fiat Argo and Jeep Compass, partially offset by discontinued Fiat Palio family
•
Net revenues increase due to higher shipments, favorable vehicle mix, higher net pricing, as well as positive foreign exchange translation
•
Adjusted EBIT increase mainly a result of higher net revenues and lower Brazil indirect taxes, partially offset by increased product costs primarily due to input cost inflation and depreciation and amortization related to new vehicles
•
In Q4 2017, the Group deconsolidated its Venezuelan operations and the impact has been excluded from Adjusted EBIT(2)

APAC	Years ended December 31		Change
	2017	2016	Actual	CER
Combined shipments(1) (thousands of units)	290	233	+24%	—
Consolidated shipments(1) (thousands of units)	85	91	(7)%	—
Net revenues (€ million)	3,250	3,662	(11)%	(9)%
Adjusted EBIT (€ million)	172	105	+64%	+72%
Adjusted EBIT margin	5.3%	2.9%	+240 bps	—

Launched all-new Jeep Compass in India; final Tianjin insurance recoveries received
•
Higher combined shipments include continued ramp-up of Jeep production through JV in China. Consolidated shipments decreased slightly due to planned reductions of Jeep imports in China, partially offset by the launch of Alfa Romeo in the region and Jeep Compass production in India
•
Net revenues down, due to lower consolidated shipments and negative foreign exchange effects
•
Increase in Adjusted EBIT primarily due to insurance recoveries related to the Tianjin (China) port explosions and favorable mix, partially offset by launch costs for Alfa Romeo and negative foreign exchange transaction effects
•
Tianjin insurance recoveries are included in Adjusted EBIT to the extent they relate to losses that were recognized in Adjusted EBIT(2)

______________________________________________________________________________________________________
(5) Number is not meaningful; (6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

EMEA	Years ended December 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	1,365	1,306	+5%	—
Net revenues (€ million)	22,700	21,860	+4%	+4%
Adjusted EBIT (€ million)	735	540	+36%	+36%
Adjusted EBIT margin	3.2%	2.5%	+70 bps	—

Continued margin improvement, up 70 bps, with Adjusted EBIT up 36%
•
European market share (EU28+EFTA) for passenger cars up 10 bps to 6.6% and down 20 bps to 11.4% for light commercial vehicles (LCVs)(7)
•
Increase in shipments primarily attributable to all-new Jeep Compass and Alfa Romeo Stelvio, as well as the Fiat Tipo family
•
Net revenues increase due to higher volumes and positive vehicle mix, partially offset by negative net pricing
•
Adjusted EBIT increase primarily from higher volumes, positive vehicle mix, manufacturing and purchasing efficiencies, partially offset by negative net pricing, including GBP weakness, and higher depreciation and amortization costs related to new vehicles

MASERATI	Years ended December 31		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	51.5	42.1	+22%	—
Net revenues (€ million)	4,058	3,479	+17%	+19%
Adjusted EBIT (€ million)	560	339	+65%	+68%
Adjusted EBIT margin	13.8%	9.7%	+410 bps	—

Adjusted EBIT up 65%, margin of 13.8%, up 410 bps
•
Higher shipments in all markets driven by 131% increase in global Levante sales, partially offset by lower Ghibli and Quattroporte volumes
•
Net revenues increase primarily due to higher volumes, partially offset by negative foreign exchange effects
•
Adjusted EBIT increase primarily due to higher volumes and industrial cost efficiencies, partially offset by negative foreign exchange effects

COMPONENTS (Magneti Marelli, Comau and Teksid)	Years ended December 31		Change
	2017	2016	Actual	CER
Net revenues (€ million)	10,115	9,659	+5%	+5%
Adjusted EBIT (€ million)	536	445	+20%	+22%
Adjusted EBIT margin	5.3%	4.6%	+70 bps	—

Margin up for the second year to 5.3%, Adjusted EBIT up 20%
•
Net revenues increase primarily reflects higher volumes across all three businesses
•
Adjusted EBIT increase mainly due to higher volumes and industrial efficiencies resulting from World Class Manufacturing initiatives at Magneti Marelli, partially offset by unfavorable mix and net pricing
•
Strong Adjusted EBIT and margin growth for Magneti Marelli, led by increases in lighting and chassis business lines

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(7) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Brand Activity (during 4th quarter)

▪
Jeep unveils all-new 2018 Jeep Wrangler at the 2017 Los Angeles Auto Show
▪
Jeep presents EMEA premiere of new Jeep Grand Cherokee Trackhawk and Middle East premiere of all-new Jeep Compass at the 2017 Dubai International Motor Show
▪
Jeep Grand Cherokee SRT wins Auto Bild Sportscars readers' choice award for best import vehicle in the Vans and SUV category
▪
Jeep Compass receives “2017 Top Safety Pick” rating from Insurance Institute for Highway Safety in U.S. and awarded 5-star ANCAP safety rating in Australia
▪
Jeep Compass wins NDTV “Car of the Year” and “SUV of the Year” in India

▪
2018 Ram 1500 Laramie Longhorn Southfork Edition wins in the Luxury Pickup Truck category and the 2018 Ram 2500 Limited Tungsten Edition wins in the Heavy Duty Pickup Truck category at the Texas Truck Rodeo hosted by the Texas Auto Writers Association
▪
2018 Ram 1500 is named “Large Pickup Truck Best Buy” by Consumer Guide Automotive for the tenth consecutive year

▪
Maserati presents the new Ghibli and full 2018 model year brand line-up at the 2017 Dubai International Motor Show
▪
Maserati debuts the Nerissimo package for Levante, Ghibli and Quattroporte at the 2017 Los Angeles Auto Show

▪
Alfa Romeo announces its return to Formula 1 for the 2018 championship season, after more than 30 years away from the sport
▪
Alfa Romeo Giulia named “2018 Car of the Year” by Motor Trend, named in Car and Driver’s “10 Best for 2018” and named best mid-size import 2017 by Auto Zeitung magazine
▪
Alfa Romeo Giulia receives “2017 Top Safety Pick+” rating from the Insurance Institute for Highway Safety
▪
Alfa Romeo launches Stelvio Quadrifoglio in Europe and presents at the 2017 Dubai International Motor Show
▪
Alfa Romeo Giulia Quadrifoglio named “Performance Car of the Year” by UK’s Octane magazine

▪ 2018 Chrysler Pacifica selected as “Family Car of the Year” by Cars.com ▪ Chrysler Pacifica Hybrid named “Best Car to Buy” by Green Car Reports

▪
Dodge Challenger SRT Demon named “Muscle Car of the Year” by BBC’s Top Gear magazine
▪
Dodge Durango SRT earns top honors in Full-size SUV category from the Texas Auto Writers Association and receives highest overall performance score
▪
Dodge Durango is named “Large SUV Best Buy” for sixth consecutive year by Consumer Guide Automotive

▪
Production of all-new Fiat Cronos sedan begins in Argentina, to be launched in markets across Latin America in Q1 2018
▪
Fiat celebrates production of one-millionth fourth-generation Panda in November
▪
Fiat Argo awarded safest vehicle in its category by CESVI Argentina - Vehicle Safety and Experiment Center

▪
Fiat Professional launches Fullback Cross in markets across Europe
▪
Fiat Professional launches Ducato Minibus with seating for up to 17 passengers
▪
Fiat Professional Doblò Cargo named “Light Van of the Year 2018” by UK’s What Van? magazine for the third consecutive year

Reconciliations

Three months ended December 31		Net profit to Adjusted EBIT	Years ended December 31
2017	2016	(€ million)	2017	2016
804	409	Net profit	3,510	1,814
541	520	Tax expense	2,651	1,292
343	485	Net financial expenses	1,469	2,016
		Adjustments:
—	—	Reversal of a Brazilian indirect tax liability(A)	(895)	—
94	209	Impairment expense(B)	229	225
102	—	Recall campaigns - airbag inflators(C)	102	414
6	22	Restructuring costs(D)	95	88
—	—	Resolution of certain Components legal matters	43	—
42	—	Deconsolidation of Venezuela(E)	42	—
—	(25)	Costs for recall - contested with supplier	—	132
(38)	—	NAFTA capacity realignment(F)	(38)	156
—	(38)	Tianjin (China) port explosions insurance recoveries(G)	(68)	(55)
—	—	Gains on disposal of investments(H)	(76)	(13)
—	(33)	Other	(10)	(13)
206	135	Total adjustments	(576)	934
1,894	1,549	Adjusted EBIT(8)	7,054	6,056
2017 full year Adjusted EBIT excludes adjustments primarily related to:

(A)
Reversal of a liability of €895 million for Brazilian indirect taxes during Q2 2017, reflecting court decisions. As this liability related to the Group's Brazilian operations in multiple segments and given the significant and unusual nature of the item, it was not attributed to the results of the related segments. Refer to 'Net profit to Adjusted net profit' reconciliation below for discussion of the corresponding decrease in deferred tax assets

(B)
Asset impairments of €142 million in EMEA, primarily resulting from changes in the global product portfolio, as well as €77 million in LATAM resulting from product portfolio changes and, prior to deconsolidation, of certain real estate assets in Venezuela

(C)	An expansion of the scope of the Takata airbag inflator recalls announced in May 2016, of which €73 million related to LATAM and €29 million related to NAFTA

(D)	Restructuring costs primarily included €75 million of workforce restructuring costs related to LATAM

(E)	Deconsolidation of our operations in Venezuela resulted in a net loss of €42 million

(F)	Income of €38 million related to adjustments to reserves for the NAFTA capacity realignment plan

(G)
Insurance recoveries of €68 million relating to the final settlement of claims for the Q3 2015 Tianjin (China) port explosions, consistent with the classification of the losses to which the insurance recovery relates. During 2017, a total of €161 million was recognized, of which €93 million is included in Adjusted EBIT

(H)	Primarily related to a €49 million gain from the disposal of the Group's publishing business

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(8) Adjusted EBIT excludes certain adjustments from Net profit including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit)

Three months ended December 31		Net profit to Adjusted net profit	Years ended December 31
2017	2016	(€ million)	2017	2016
804	409	Net profit	3,510	1,814
206	135	Adjustments (as above)	(576)	934
(1)	(5)	Tax impact on adjustments(I)	14	(232)
—	—	Brazil deferred tax assets write-off(J)	453	—
—	—	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability(K)	281	—
88	—	Impact of U.S. tax reform(L)	88	—
293	130	Total adjustments, net of taxes	260	702
1,097	539	Adjusted net profit(9)	3,770	2,516
2017 full year Adjusted net profit excludes adjustments primarily related to:

(I)	The tax impact of adjustments excluded from Adjusted EBIT noted above

(J)	A write-off of deferred tax assets of €453 million in Brazil due to the increased political uncertainty and an anticipated slower pace of economic recovery in Brazil

(K)	A €281 million decrease in deferred tax assets related to the release of the Brazilian indirect tax liability noted in (A) above

(L)
Estimated impact from December 2017 U.S. tax reform of €88 million. This estimate may change, potentially materially, as a result of regulations or regulatory guidance that may be issued, changes in interpretations affecting assumptions underlying the estimate, refinement of our calculations, and actions that may be taken, including actions in response to the tax reform act

Three months ended December 31		Diluted EPS to Adjusted diluted EPS	Years ended December 31
2017	2016		2017	2016
0.51	0.27	Diluted EPS (€/share)	2.24	1.18
0.19	0.08	Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.17	0.46
0.70	0.35	Adjusted diluted EPS (€/share)(10)	2.41	1.64
1,562,066	1,534,037	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,556,306	1,526,376

Debt to Net industrial debt	At December 31, 2017	At September 30, 2017	At December 31, 2016
(€ million)
Debt	(17,971)	(18,640)	(24,048)
Current financial receivables from jointly-controlled financial services companies	285	177	80
Derivative financial assets/(liabilities), net and collateral deposits	206	200	(150)
Current Available-for-sale and Held-for-trading securities	176	197	241
Cash and cash equivalents	12,638	11,753	17,318
Debt classified as held for sale	—	—	(9)
Net debt	(4,666)	(6,313)	(6,568)
Less: Net financial services debt	2,276	1,908	1,983
Net industrial debt(11)	(2,390)	(4,405)	(4,585)
______________________________________________________________________________________________________
(9) Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (10) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the post-tax impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (11) Net industrial (debt)/cash is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial (debt)/cash. Net industrial (debt)/cash should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial (debt)/cash depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial (debt)/cash should therefore be evaluated alongside these other measures as reported under IFRS for a more complete view of the Company’s capital structure and liquidity.

This document, and in particular the section entitled “2018 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the high level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to financial services companies;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On January 25, 2018, at 1 p.m. GMT, management will hold a conference call to present the 2017 full year results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, January 25, 2018